March 28, 2025

Brian Finn
Chief Investment Officer
Findell Capital Management LLC
88 Pine Street, 22nd Fl.
New York, NY 10005

       Re: Findell Capital Management LLC
           Oportun Financial Corp
           DFAN14A filed March 20, 2025, by Findell Capital Management LLC, Findell
           Capital Partners LP, Finn Management GP LLC, and Brian Finn
           File No. 001-39050
Dear Brian Finn:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Soliciting Material filed pursuant to Exchange Act Rule 14a-12
General

1. Your open letter includes the following statement "At a conversative market multiple of 6-7X earnings, Oportun would be worth $22-33 a share in short order, and that multiple could expand." Valuation claims included in proxy materials "[are] only appropriate and consonant with Rule 14a-9 under the Securities Exchange Act of 1934 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders' understanding of the basis for and the limitations on the projected realizable values." Refer to Exchange Act Release No.
       16833 (May 23, 1980). Please provide us with your analysis supporting your statement, including any assumptions, qualifications, or limitations. In addition, please confirm that the next solicitation subject to becoming a publicly-filed communication will include the basis for and limitations on such statements in accordance with the cited interpretive release, or advise.
 March 28, 2025
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Laura McKenzie at 202-551-4568 or Perry Hindin at
202-551-3444.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions
cc:   Andrew Freedman